SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing


                                                  Commission File Number 0-22230


(Check one)
|X| Form 10-K and Form 10-KSB       |_|  Form 11-K
|_|  Form 20-F        |_|  Form 10-Q and Form 10-QSB         |_|  Form N-SAR

         For period ended: December 31, 1996

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

         For the transition period ended
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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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
                                     PART I
                             REGISTRANT INFORMATION


      Full Name of Registrant    Royal Grip, Inc.
                              -----------------------------------------------

      Former Name if Applicable
                                ---------------------------------------------

      Address of principal executive office (Street and Number) 444 West Geneva
                                                                ---------------

      City, State and Zip Code       Tempe, Arizona 85282
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                                     PART II
                             RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                             See attached Exhibit A.
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
                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

 Thomas A. Schneider                                    (602) 829-9000
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     (Name)                                       (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                            |X|  Yes    |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |X|  Yes    |_|  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See attached Exhibit B.
                                          ----------

                                Royal Grip, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1997                            By /s/ Thomas A. Schneider
                                                  -----------------------
                                                  Thomas A. Schneider
                                                  Vice President - Finance

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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
                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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
                                    EXHIBIT A
                                    ---------

         On December 21, 1996, the Company entered into an agreement with a third party supplier to outsource the Company's golf grip products. Since that time, the Company's third party supplier has experienced start-up delays in the production of the Company's grips, which have adversely affected the Company's results of operations. The Company and its third party supplier are working to resolve the situation, including the negotiation of amendments to their manufacturing agreement. The Company's has apprised its primary lender of the situation and is seeking to obtain amendments to or waivers of defaults of certain financial covenants in their credit agreement that have resulted or may result from the adverse operating effects caused by the start-up delays of the Company's grip supplier. As a result of the foregoing circumstances, the Company has not completed related disclosures in its Annual Report on Form 10-K and has delayed completion of its audit report. The substance of both the Company's Annual Report on Form 10-K and the report of the Company's independent auditors on the financial statements of the Company for the calender year ended December 31, 1996 may be affected by the outcome of the Company's negotiations with its third party supplier and lender.

                                    EXHIBIT B
                                    ---------

         For 1996, the Company recorded a reduction in net sales of $1.25 million, or 7.5%, to $16.1 million from $17.4 million in 1995. The Company's gross profit decreased $1.3 million, or 25.5%, to $3.8 million in 1996 from $5.1 million in 1995. As a percentage of net sales, gross margin decreased to 23.5% in 1996 from 29.2% in the previous year. The major factors contributing to the decrease in the Company's gross profit were an increased percentage of headwear sales (which has lower gross margins) to total sales, an overall decrease in grip sales which resulted in fixed expenses being spread over fewer units sold and a significant change in the Company's grip sales mix. Gross profit also was affected by modifications to the Company's pricing policies directed at maintaining OEM market share and remaining price competitive in other golf grip markets. For the first two quarters of 1996, the Company experienced certain quality problems and delivery delays in its headwear operations, which contributed to the decrease in gross profit. As a result of the declines in net sales and gross profits, as well as $1.4 million in expenses attributable to the transition of manufacturing operations to a third party supplier, the Company reported a loss from operations of $3.7 million in 1996 compared to a loss of $3.1 million in 1995.
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